Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: May 5, 2021

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the Prospectus Supplement, subject to completion, dated May 5, 2021 to the Prospectus dated April 11, 2019 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a one-tenth interest in a share of JPMorgan Chase & Co. 3.65% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series KK

Size:	2,000,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Maturity:	Perpetual

Day Count:	30/360

Trade Date:	May 5, 2021

Settlement Date:	May 12, 2021 (T+5)

Reset Date:	June 1, 2026 (the “First Reset Date”) and each subsequent date falling on the fifth anniversary of the preceding reset date

Reset Period:	Initially the period from and including the First Reset Date to, but excluding, the next following reset date, and thereafter each period from and including each reset date to, but excluding, the next following reset date

Reset Dividend Determination Date:	In respect of any reset period, the day falling three business days prior to the beginning of such reset period

Dividend Rate (Non-Cumulative):	From May 12, 2021, to, but excluding, the First Reset Date, 3.65% per annum, and thereafter, for each reset period, at a rate equal to the treasury rate (as described in the Preliminary Prospectus

Supplement) as of the most recent reset dividend determination date plus a spread of 2.85% per annum

Dividend Payment Dates:	Beginning September 1, 2021, on March 1, June 1, September 1 and December 1 of each year, in each case when, as, and if declared by the issuer’s board of directors or duly authorized board committee

Optional Redemption:	On any Dividend Payment Date on or after the First Reset Date, in whole at any time or from time to time in part, or at any time following notice given within 90 days after a “capital treatment event” (subject to limitations described in the Preliminary Prospectus Supplement) in whole but not in part, at a redemption price equal to $10,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of undeclared dividends

Public Offering Price:	$1,000 per Depositary Share

Net Proceeds (Before Expenses) to	$1,980,000,000

Issuer:

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	BBVA Securities Inc.
BNY Mellon Capital Markets, LLC
Capital One Securities, Inc.
Citizens Capital Markets, Inc.
Commonwealth Bank of Australia
ING Financial Markets LLC
Intesa Sanpaolo S.p.A.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
nabSecurities, LLC
National Bank of Canada Financial Inc.
NatWest Markets Securities Inc.
Nordea Bank Abp
PNC Capital Markets LLC
Santander Investment Securities Inc.
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
Standard Chartered Bank

UniCredit Capital Markets LLC
Academy Securities, Inc.
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

CUSIP/ISIN for the Depositary Shares:	48128BAN1 / US48128BAN10

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on May 12, 2021 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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